UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

9 February 2021
Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

Enclosure: Result of Meeting

CRH plc
(the "Company")

9th February 2021

 RESULTS OF EXTRAORDINARY GENERAL MEETING & CLASS MEETINGS

All Resolutions proposed at the Extraordinary General Meeting of the Company and the separate class meetings of the holders of the Company's 5% Cumulative Preference Shares and 7% 'A' Cumulative Preference Shares held earlier today, 9th February 2021, were duly passed. The full text of the Resolutions, which are set out in the Notice of each meeting issued on 15th January 2021, can be found on the CRH website, www.crh.com.

Voting at each meeting was conducted by way of a poll and the results are also available on the Company's website.

Listing Rules Requirements

For the purposes of Listing Rule 9.6.3, copies of the Resolutions passed at the meetings have been submitted to the U.K. National Storage Mechanism and Euronext Dublin and will shortly be available for inspection at:

https://data.fca.org.uk/#/nsm/nationalstoragemechanism

and at:

Companies Announcement Office
Euronext Dublin
28 Anglesea Street
Dublin 2
Tel. no: + 353 1 617 4200

Enquiries

Contact
Neil Colgan
Company Secretary
Tel: 00 3531 6344340

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 9 February 2021
By:___/s/Neil Colgan___
N.Colgan
Company Secretary